

July 13, 2010

Carol Ann Petren
Executive Vice President and General Counsel
CIGNA Corporation
Two Liberty Place
Philadelphia, PA 19192

Re: CIGNA Corporation
Form 10-K for the Period Ended December 31, 2009
Filed February 25, 2010
Schedule 14A filed March 19, 2010
File No. 001-8323

Dear Ms. Petren:

We have completed our review of your filings and do not have any further comments at this time.

Sincerely,

Jeffrey P. Riedler
Assistant Director